================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,                       June                             2006
                        -------------------------------------        -----------
Commission File Number               000-29898
                        -------------------------------------        -----------

                           Research In Motion Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


              295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

                  Form 20-F               Form 40-F          X
                           -----------                   -----------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                              No        X
                       -------------                   -------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

================================================================================

                    DOCUMENTS INCLUDED AS PART OF THIS REPORT


Document

  1      Notice of Annual Meeting of the Shareholders to be held July 18, 2006.
  2      Form of Proxy for the Annual Meeting of Shareholders.
  3      Management Information Circular for the Annual Meeting of Shareholders.



================================================================================

                                                                      DOCUMENT 1

                             [RIM GRAPHIC OMITTED]



                           RESEARCH IN MOTION LIMITED

                  Notice of Annual Meeting of the Shareholders


         NOTICE IS HEREBY GIVEN THAT the Annual Meeting of the shareholders (the "Meeting") of Research In Motion Limited (the "Company") will be held on July 18, 2006, at the Centre for International Governance Innovation, 57 Erb Street West, Waterloo, Ontario at 6:30 p.m. for the following purposes:

1. TO RECEIVE and consider the consolidated financial statements of the Company for the fiscal year ended March 4, 2006 and the Auditor's Report thereon;

2.   TO ELECT the directors of the Company;

3. TO RE-APPOINT the auditors of the Company and to authorize the Board of Directors to fix the auditors' remuneration; and

4. TO TRANSACT such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.


Details of the foregoing transactions are contained in the accompanying management information circular.

         A shareholder wishing to be represented by proxy at the meeting or any adjournment thereof must deposit his duly executed form of proxy with the Company's transfer agent and registrar, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, on or before 5:00 p.m. (Eastern Standard Time) on July 14, 2006 or at least 48 hours, excluding Saturdays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used or by delivering it to the Chairman of the Meeting prior to the time of voting on the day of the Meeting or any adjournment thereof.

         Shareholders who are unable to attend the Meeting in person are requested to date, complete, sign and return the enclosed form of proxy so that as large a representation as possible may be available for the meeting.

         The Company's annual report and the financial statements for the year ended March 4, 2006, together with the report of the auditors thereon, the management information circular, the form of proxy and the supplemental mailing card (where applicable) accompany this notice. The management information circular is deemed to form part of this notice.

         DATED at Waterloo, Ontario this 2nd day of June, 2006.

                                               BY ORDER OF THE BOARD


                                               (signed) Dennis Kavelman,
                                               Corporate Secretary

                                                                      DOCUMENT 2

                             [RIM GRAPHIC OMITTED]



                           RESEARCH IN MOTION LIMITED

                               FORM OF PROXY FOR
                         ANNUAL MEETING OF SHAREHOLDERS
                          To be held on July 18, 2006

            THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY


         The undersigned shareholder of Research In Motion Limited (hereinafter called the "Company") hereby nominates and appoints James L. Balsillie, Chairman and Co-Chief Executive Officer of the Company, or failing him, Michael Lazaridis, President and Co-Chief Executive Officer of the Company, or instead of either of the foregoing ______________, as proxyholder of the undersigned, with full power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned at the annual meeting of shareholders to be held on July 18, 2006 at 6:30 p.m. and at all adjournments thereof (the "Meeting"), upon matters properly coming before the Meeting, as set forth in the related Notice of Meeting and Management Information Circular, both of which have been received by the undersigned. The undersigned specifies that the common shares of the Company registered in the name of the undersigned are to be voted (or withheld from voting) in respect of the matters listed below, as follows:

                 1. FOR |_| or WITHHELD FROM VOTING IN RESPECT OF |_| the election of directors referred to in the Management Information Circular of the Company dated June 2, 2006, namely Michael Lazaridis, James Balsillie, Douglas Fregin, Kendall Cork, James Estill, John Richardson and Dr. Douglas Wright.

                 2. FOR |_| or WITHHELD FROM VOTING IN RESPECT OF |_| the re-appointment of Ernst & Young LLP as independent auditors of the Company for the fiscal year ending March 3, 2007 and authorizing the directors to fix their remuneration.

This proxy confers discretionary authority as to any amendments or variations proposed at the Meeting in respect of matters identified in the Notice of Annual Meeting of Shareholders dated June 2, 2006 and as to any other matters that may properly come before the Meeting or any adjournment thereof. As of the date hereof, management of the Company knows of no such amendment or other matters.

The shares represented by this proxy will be voted or withheld from voting as specified, but if no specification is made in respect of any matter, this proxy will be voted for the election of directors and the appointment of the auditors.

The common shares of the undersigned represented by this proxy will be voted or withheld from voting in accordance with the specification, if any, of the undersigned in respect of any ballot that may be called for at the Meeting or any adjournment thereof.

The persons named in this Proxy are directors or management of the Company. This proxy is solicited by and on behalf of management of the Company. A shareholder may appoint a proxyholder (who need not be a shareholder) other than the persons designated in this form of proxy to attend and act on his behalf at the Meeting. To exercise this right, the shareholder should insert such person's name in the space provided and strike out the current names.

The undersigned hereby revokes all prior proxies given with respect to the common shares of the undersigned and authorizes the person voting this proxy to inform holders of any prior proxy of such revocation.

Please sign name exactly as it appears on your share certificate. If the appointer is a company, the form of proxy must be executed under its corporate seal or signed by an officer or attorney duly authorized. Persons signing as executors, administrators, trustees, etc. should so indicate.

UNLESS THIS PROXY IS DATED IN THE SPACE PROVIDED BELOW FOR THAT PURPOSE, IT SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS MAILED BY THE MANAGEMENT OF THE COMPANY.

         DATED this _____ day of __________________ , 2006.


                                     ----------------------------------------
                                     Signature of Shareholder

                                     -----------------------------------------
                                     Print name of shareholder as it appears on your share certificate

This proxy will not be valid and will not be acted upon or voted unless it is signed and delivered to Computershare Trust Company of Canada, 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1, on or before the close of business on or before 5:00 p.m. (Eastern Standard Time) on July 14, 2006 or at least 48 hours, excluding Saturdays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used or by delivering it to the Chairman of the Meeting prior to the time of voting on the day of the Meeting or any adjournment thereof.

                                                                      DOCUMENT 3

                           RESEARCH IN MOTION LIMITED

-------------------------------------------------------------------------------

                        Management Information Circular

                                    for the

                         Annual Meeting of Shareholders

                             Tuesday, July 18, 2006

-------------------------------------------------------------------------------

                            SOLICITATION OF PROXIES

This Management Information Circular and accompanying form of proxy are furnished in connection with the solicitation by or on behalf of management of Research In Motion Limited (the "Company") of proxies to be used at the annual meeting of the shareholders of the Company (the "Meeting") to be held on Tuesday, July 18, 2006 at 6:30 p.m. at the Centre for International Governance Innovation, 57 Erb Street West, Waterloo, Ontario and at any adjournment thereof for the purposes set forth in the enclosed notice of meeting ("Notice of Meeting"). Proxies will be solicited primarily by mail but may also be solicited personally, by telephone or by facsimile by the regular employees of the Company at nominal costs. The costs of solicitation by management will be borne by the Company.

The Company may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Company (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Management Information Circular, the Notice of Meeting and form of proxy to the beneficial owners of such shares. The Company will provide, without cost to such persons, upon request to the Corporate Secretary of the Company, additional copies of the foregoing documents required for this purpose.

             APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers of the Company and will represent management of the Company at the Meeting. A shareholder has the right to appoint a person or company (who need not be a shareholder of the Company), other than the persons designated in the accompanying form of proxy, to represent the shareholder at the Meeting. Such right may be exercised by inserting the name of such person or company in the blank space provided in the proxy or by completing another proper form of proxy. A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must, in all cases, deposit the completed proxy with Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department, on or before 5:00 p.m. (Eastern Standard time) on July 14, 2006 or at least 48 hours, excluding Saturdays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used, or deliver it to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting. A proxy should be executed by the shareholder or its attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

In addition to any other manner permitted by law, a proxy may be revoked before it is exercised by instrument in writing executed in the same manner as a proxy and deposited to the attention of the Corporate Secretary of the Company at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of such Meeting or any adjournment thereof and thereupon the proxy is revoked.

A shareholder attending the Meeting has the right to vote in person and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

                       EXERCISE OF DISCRETION BY PROXIES

The shares represented by proxies in favor of management nominees will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares represented by proxy shall be voted accordingly. If a specification is not made with respect to any matter the proxy will confer discretionary authority and will be voted FOR the election of individuals listed herein as directors of the Company and FOR the appointment of Ernst & Young LLP as independent auditors of the Company. The enclosed form of proxy also confers discretionary authority upon the persons named therein to vote with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting in such manner as the nominee in his or her judgment may determine. At the date hereof, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

                 ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold common shares of the Company ("Common Shares") in their own name, and thus are considered non-registered shareholders. Shareholders who do not hold their Common Shares in their own name ("Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker or another similar entity (called an "Intermediary"). Common Shares held by an Intermediary can only be voted by the Intermediary (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting shares.

Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated in a timely manner and in accordance with the instructions provided by their Intermediary. Applicable regulatory rules require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their Intermediary, a Beneficial Shareholder may attend at the Meeting as proxyholder for the Intermediary and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as a proxyholder, should enter their own names in the blank space on the form of proxy provided to them by their Intermediary and timely return the same to their Intermediary in accordance with the instructions provided by their Intermediary, well in advance of the Meeting.

                                     QUORUM

The presence of two shareholders or proxyholders entitled to cast votes representing at least 20 per cent of the Common Shares will constitute a quorum at the Meeting or any adjournment of the Meeting. The Company's list of shareholders as of the record date (defined below) has been used to deliver to shareholders the Notice of Meeting of Shareholders and this Management Information Circular as well as to determine who is eligible to vote.

                VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Company consists of an unlimited number of Common Shares, Class A Shares and Preferred Shares. As at the date hereof, 186,523,016 Common Shares of the Company are issued and outstanding, each of which carries the right to one vote on all matters that may come before the Meeting. No Class A Shares or Preferred Shares are currently issued and outstanding. To the knowledge of the directors and officers of the Company, the only person or company beneficially owning, directly or indirectly, or exercising control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company is set forth in the following table:

--------------------------------------------------------------------------------
                                                  Number          Percentage
                                                of Common            of
Name of Beneficial Shareholder                    Shares         Common Shares
--------------------------------------------------------------------------------

Fidelity Management and Research Company(1)      21,676,635          11.62%

--------------------------------------------------------------------------------

(1) This information reflects share ownership as of March 31, 2006 and is based on information from FactSet Research Inc.


                                    CURRENCY

In this Management Information Circular, unless otherwise specified herein, all references to dollar amounts shall be to United States ("US") dollars. All Canadian dollar amounts have been converted into US dollars at the following average rates:

Fiscal 2006: US $1.00 = CDN $1.1982
Fiscal 2005: US $1.00 = CDN $1.2882
Fiscal 2004: US $1.00 = CDN $1.3624

Any amounts in Canadian dollars have been highlighted by the inclusion of prefix "CDN" before a specified dollar amount.

                                  RECORD DATE

Persons registered on the books of the Company at the close of business on May 29, 2006 (the "record date") and persons who are transferees of Common Shares acquired after such record date and who have produced, not later than ten (10) days before the Meeting, properly endorsed certificates evidencing transfer of such shares or who otherwise establish ownership thereof and demand, not later than ten (10) days before the Meeting, that their names be included in the list of shareholders, are entitled to vote at the Meeting. Under normal conditions, confidentiality of voting is maintained by virtue of the fact that the Company's transfer agent tabulates proxies and votes. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board of Directors decides that disclosure is in the interest of the Company or its shareholders.

                    BUSINESS TO BE TRANSACTED AT THE MEETING

1.   Election of Directors

The Board of Directors of the Company presently consists of seven (7) directors to be elected annually. In accordance with the Business Corporations Act (Ontario), the directors are authorized from time to time to fix the number of directors, between a minimum of one (1) and a maximum of fifteen (15) persons, without the prior consent of the shareholders. The number of directors to be elected at the Meeting has been fixed at seven (7) persons. All of the nominees are now directors of the Company and have been directors since the dates indicated below. Unless the shareholder directs that his or her Common Shares be otherwise voted or withheld from voting in connection with the election of directors, the persons named in the enclosed form of proxy will vote for the election of the seven (7) nominees whose names are set forth below. Management does not contemplate that any of the following nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy shall have the right to vote for another nominee in their discretion. Each director elected at the Meeting will hold office until the next annual meeting or until his successor is duly elected or appointed.

The following table and the notes thereto state the names, present principal occupation and municipality of residence of all persons proposed to be nominated for election as directors, the date on which each director first became a director of the Company, all positions and offices with the Company held by each director, and the number of Common Shares of the Company beneficially owned, directly or indirectly, by each director as at the date hereof.


---------------------------------------------------------------------------------------------------------------
  Name, Present Principal                                                               Number of Common
     Occupation and                                      Position(s) with         Shares Beneficially Owned,
 Municipality of Residence         Director Since           the Company           Directly or Indirectly or
                                                                                   Over Which Control or
                                                                                  Direction is Exercised (1)
---------------------------------------------------------------------------------------------------------------
  Michael Lazaridis,                     1984          President, Co-Chief              11,902,550
  President and Co-Chief                               Executive Officer and
  Executive Officer of the                             Director
  Company
  Waterloo, Ontario, Canada
---------------------------------------------------------------------------------------------------------------
  James L. Balsillie,                    1993          Chairman, Co-Chief               11,557,854
  Chairman and Co-Chief                                Executive Officer and
  Executive  Officer                                   Director
  of the Company
  Waterloo, Ontario, Canada
---------------------------------------------------------------------------------------------------------------
  Douglas E. Fregin,                     1985          Vice-President,                   5,103,054
  Vice President, Operations                           Operations
  of the Company                                       and Director
  Waterloo, Ontario, Canada
---------------------------------------------------------------------------------------------------------------
  Kendall Cork (2)(3)(4)                 1999          Director                             37,420
  Managing Director,
  Sentinel Associates Ltd.
  Hillsburgh, Ontario, Canada
---------------------------------------------------------------------------------------------------------------
  James Estill (2)(4)                    1997          Director                                500
  Chief Executive Officer,
  SYNNEX Canada Limited
  Guelph, Ontario, Canada
---------------------------------------------------------------------------------------------------------------
  John E. Richardson (2)(4)              2003          Director                              2,500
  Chairman, Ontario Pension Board
  Toronto, Ontario, Canada
---------------------------------------------------------------------------------------------------------------
  Dr. Douglas Wright (2)(3)(4)           1995          Director                             20,000
  President Emeritus, University
  of Waterloo
  Waterloo, Ontario, Canada
---------------------------------------------------------------------------------------------------------------

(1) The information as to Common Shares beneficially owned or over which control is exercised, not being within the knowledge of the Company, has been furnished by the respective nominees individually.
(2)  Member of the Audit Committee.
(3)  Member of the Compensation Committee.
(4)  Member of the Nomination Committee.



The following sets out the principal occupation, business or employment of each director and other biographical information.

Michael Lazaridis

Mr. Lazaridis has served as a director of the Company since 1984 and is the co-founder, President and Co-Chief Executive Officer of the Company. Mr. Lazaridis holds an honorary Doctor of Engineering degree from the University of Waterloo and is currently the University's Chancellor. In recognition of his leadership and innovation, Mr. Lazaridis was named by the Globe and Mail as

Canada's Nation Builder of the Year for 2002. Mr. Lazaridis has more than fifty patents issued and has been granted dozens of industry and community awards for his innovations in wireless radio technology and software. In 2002, Mr. Lazaridis established the Perimeter Institute for Theoretical Physics, which is establishing itself as a leading international centre of research in foundational theoretical physics.

James L. Balsillie

Mr. Balsillie has served as a director of the Company since 1993 and is the Chairman and Co-Chief Executive Officer of the Company. Mr. Balsillie is a Chartered Accountant and received a Bachelor of Commerce degree from the University of Toronto and an MBA from Harvard Business School. Mr. Balsillie also holds an Honorary Doctorate degree from Wilfrid Laurier University. In addition, Mr. Balsillie holds an FCA from the Institute of Chartered Accountants of Ontario. Prior to joining the Company in 1992, Mr. Balsillie was Executive Vice President and a member of the Board of Directors of Sutherland-Shultz Limited in Kitchener, Ontario. Mr. Balsillie has also held various positions in the Strategy Consulting Group and the Entrepreneurial Services Group at Ernst & Young LLP in Toronto. In 2002, Mr. Balsillie founded the Centre for International Governance Innovation, a research institute focused on the restructuring of international governance practices, with a particular emphasis on financial and economic institutions.

Douglas E. Fregin

Mr. Fregin has served as a director of the Company since 1985 and is the co-founder and Vice President of Operations of the Company. Mr. Fregin studied Electrical Engineering at the University of Windsor and is actively involved in product hardware development and design for the BlackBerry product line. Mr. Fregin served as Vice President of Hardware Design at the Company from 1984 to 1988.

Kendall Cork

Mr. Cork has served as a director of the Company since 1999 and is the Managing Director of Sentinel Associates Limited, a consulting firm in corporate direction. Mr. Cork graduated with a Bachelor of Commerce degree from the University of Toronto. Mr. Cork was the Chairman and President of E-L Financial Corporation from 1991 to 1997, and was the Vice Chairman from 1997 to 2003. In addition, Mr. Cork was the Senior Vice President-Treasurer of Noranda Inc. from 1980 to 1987, and held various other positions at Noranda Inc. from 1959 to 1980. He is a current director of United Corporations Limited, InternetSecure Inc., Perimeter Institute for Theoretical Physics, and the Centre for International Governance Innovation. Mr. Cork has served on numerous other boards in the past, including E-L Financial, Empire Life, the Dominion of Canada General Insurance Company, The Bank of Nova Scotia, McCain Foods, MacMillan Bloedel, Polysar Inc., Brunswick Mining and Smelting, Central Canada Potash, Rudolf Wolff, Noranda Sales and University of Toronto Press. Mr. Cork has published on financial matters for the Canadian Royal Commission on Banking and Finance and was honored as a Distinguished Business Alumni by the University of Toronto.

James Estill

Mr. Estill has served as a director of the Company since 1997 and since September 2004 has been the Chief Executive Officer of SYNNEX Canada Limited ("SYNNEX"). SYNNEX, a wholly-owned subsidiary of SYNNEX Corporation, is a leading distributor of technology products. Prior to the acquisition by SYNNEX of EMJ Data Systems Ltd. in September 2004, Mr. Estill was the founder, President and Chief Executive Officer of EMJ Data Systems. Mr. Estill is a graduate of the University of Waterloo and holds a Bachelor of Science, Systems Design Engineering. Mr. Estill is currently a director of Hammond Manufacturing Company Limited.

John E. Richardson

Mr. Richardson has served as a director of the Company since 2003. Mr. Richardson has a Bachelor of Commerce degree from the University of Toronto, an MBA from Harvard Business School and an FCA from the Institute of Chartered Accountants of Ontario. Mr. Richardson was appointed Chairman of the Ontario Pension Board in July 2004. Mr. Richardson was previously a Senior Partner of Clarkson Gordon & Co, Executive Vice President, Lonvest Corporation (now London Insurance Group Inc.), President of Great Lakes Power, Deputy Chairman of

London Insurance Groups Inc., Chairman, President and Chief Executive Officer of Wellington Insurance, and Chairman of London Guarantee Insurance Company. Mr. Richardson was a past board member with The Insurance Bureau of Canada, and the Facility Association. Mr. Richardson is currently the Chairman of Boiler Inspection and Insurance Co., a director of Intertape Polymer Group Inc. and a trustee of Armtec Infrastructure Income Fund and Resolve Business Outsourcing Income Fund.

Dr. Douglas Wright

Dr. Wright has served as a director of the Company since 1995 and is currently the President Emeritus of the University of Waterloo. Dr. Wright is a former President of the University of Waterloo and was the first Dean of Engineering at the University of Waterloo. Dr. Wright is a director of several companies in Canada, the United States and Britain including Geometrica Inc, COM DEV International Ltd. and RDM Corporation. He is a Fellow of the Canadian Academy of Engineering and an Officer in the Order of Canada. Dr. Wright received the Entrepreneur of the Year Award for Canada in 1997.

2. Re-appointment of Independent Auditors and Authorization of Directors to fix their Remuneration

At the Meeting, shareholders will be requested to vote on the re-appointment of Ernst & Young LLP as independent auditors of the Company to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditors' remuneration. Ernst & Young LLP have been auditors of the Company beginning with the fiscal year ended February 28, 1997.

For the fiscal year ended March 4, 2006 ("fiscal 2006"), the Company incurred the following fees for the services of Ernst & Young LLP:

Audit Fees

In fiscal 2006, the Company incurred fees of $804,000 for audit services ("Audit Services") from Ernst & Young LLP. In fiscal 2005, the Company incurred fees of $706,000 for Audit Services from Ernst & Young LLP.

Audit Related Fees

In fiscal 2006, the Company incurred fees of $60,000 for assurance and related services from Ernst & Young LLP that were reasonably related to the performance of the audit or review of the Company's financial statements that do not form part of the Audit Services described above ("Audit Related Fees"). In fiscal 2005, the Company incurred fees of $63,000 for Audit Related Fees from Ernst & Young LLP. These Audit Related Fees included accounting research and internal control review procedures.

Tax Fees

In fiscal 2006, the Company incurred fees of $152,000 for professional services rendered by Ernst & Young LLP for tax compliance, tax advice and tax planning ("Tax Services"). In fiscal 2005, the Company incurred fees of $56,000 for Tax Services from Ernst & Young LLP. These Tax Services included services paid with respect to international tax compliance engagements.

The Board of Directors recommends a vote "for" the re-appointment of Ernst & Young LLP as independent auditors of the Company for the fiscal year ending March 3, 2007 and "for" authorizing the Board of Directors to fix the auditor's remuneration.

Unless the shareholder directs that his or her Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy intend to vote for the reappointment of Ernst & Young LLP as auditors of the Company until the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

3.   Other Matters

Management of the Company knows of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters which are not currently known to management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

                             EXECUTIVE COMPENSATION

1.   Summary Compensation Table

The following table sets forth all compensation earned during the fiscal years ended March 4, 2006, February 26, 2005 and February 28, 2004 by Michael Lazaridis, the President and Co-Chief Executive Officer of the Company, James
L. Balsillie, the Chairman and Co-Chief Executive Officer of the Company, Larry Conlee, the Chief Operating Officer, Product Development and Manufacturing of the Company, Donald Morrison, the Chief Operating Officer, BlackBerry of the Company and Dennis Kavelman, the Chief Financial Officer of the Company (collectively, the "Named Executive Officers").

----------------------------------------------------------------------------------------------------------------------------

Name and Principal   Fiscal            Annual Compensation(1)                Long Term Compensation            All Other
   Position           Year                                                                                   Compensation
                                --------------------------------------------------------------------------------------------
                                                     Other Annual     Securities    Securities     LTIP
                                 Salary     Bonus   Compensation(2)     Under        or Units     Payments
                                                                      Option (#)    Subject to
                                                                                      Resale
                                                                                   Restrictions
----------------------------------------------------------------------------------------------------------------------------

Michael Lazaridis,     2006     $494,214     Nil         Nil         150,000          Nil          Nil          Nil
President and
Co-Chief Executive     2005     $388,139     Nil         Nil           Nil            Nil          Nil          Nil
Officer
                       2004     $293,600     Nil         Nil         400,000          Nil          Nil          Nil

----------------------------------------------------------------------------------------------------------------------------

James L. Balsillie,    2006     $494,214     Nil         Nil         150,000          Nil          Nil          Nil
Chairman and
Co-Chief Executive     2005     $388,139     Nil         Nil           Nil            Nil          Nil          Nil
Officer
                       2004     $293,600     Nil         Nil         400,000          Nil          Nil          Nil

----------------------------------------------------------------------------------------------------------------------------

Larry Conlee,          2006     $473,734     Nil         Nil          50,000          Nil          Nil          Nil
Chief Operating
Officer, Product       2005     $388,139     Nil         Nil           Nil            Nil          Nil          Nil
Development and
Manufacturing          2004     $294,880     Nil         Nil         100,000          Nil          Nil          Nil

----------------------------------------------------------------------------------------------------------------------------

Donald Morrison,       2006     $452,944     Nil         Nil          50,000          Nil          Nil          Nil
Chief Operating
Officer, BlackBerry    2005     $368,732     Nil         Nil           Nil            Nil          Nil          Nil

                       2004     $293,600     Nil         Nil           Nil            Nil          Nil          Nil

----------------------------------------------------------------------------------------------------------------------------

Dennis Kavelman,       2006     $350,151     Nil         Nil          50,000          Nil          Nil          Nil
Chief Financial
Officer                2005     $271,697     Nil         Nil           Nil            Nil          Nil          Nil

                       2004     $198,180     Nil         Nil         200,000          Nil          Nil          Nil

----------------------------------------------------------------------------------------------------------------------------

Notes:
(1) All compensation not paid in US dollars has been converted into US dollars at the average foreign exchange rate in the applicable year as reported by the Bank of Canada, as is presented under the heading "Currency" in this Management Information Circular.
(2) Perquisites and other personal benefits are not shown if they did not exceed the applicable disclosure threshold of the lesser of CDN $50,000 and 10% of the total annual salary and bonus of the Named Executive Officer for the fiscal year.

The Company does not have a pension plan and has never granted stock appreciation rights to any of its directors, officers or employees.

2.   Options Granted During the Most Recently Completed Fiscal Year

The following table sets forth the number of options to purchase Common Shares of the Company granted to the Named Executive Officers during fiscal 2006.

---------------------------------------------------------------------------------------------------------------------

                                                                                 Market Value of
                                                                                   Securities
                     Securities Under     % of Total Options      Exercise     Underlying Options
                          Options        Granted to Employees      Price       on the Date of the
       Name             Granted(1)          in Fiscal Year      ($/Security)          Grant
                            (#)                                                   ($/Security)       Expiration Date
---------------------------------------------------------------------------------------------------------------------
Michael Lazaridis         150,000               16.3%              $74.45            $74.45           April 17, 2012

---------------------------------------------------------------------------------------------------------------------
James L. Balsillie        150,000               16.3%              $74.45            $74.45           April 17, 2012

---------------------------------------------------------------------------------------------------------------------
Larry Conlee              50,000                 5.4%              $74.45            $74.45           April 17, 2012

---------------------------------------------------------------------------------------------------------------------
Donald Morrison           50,000                 5.4%              $74.45            $74.45           April 17, 2012

---------------------------------------------------------------------------------------------------------------------
Dennis Kavelman           50,000                 5.4%              $74.45            $74.45           April 17, 2012

---------------------------------------------------------------------------------------------------------------------

(1)  Each of the options granted vest at 20% per year from the date of grant.

3.   Options Exercised During the Most Recently Completed Fiscal Year

The following table sets forth the number of options exercised by Named Executive Officers and the number of unexercised options and value of unexercised in-the-money options for the Named Executive Officers during fiscal 2006.

---------------------------------------------------------------------------------------------------------------------

                                                              Unexercised Options at         Value of Unexercised
                         Securities                               March 4, 2006            in-the- Money Options at
                         Acquired on     Aggregate Value           Exercisable/               March 4, 2006(1)
        Name            Exercise (#)     Realized ($)(2)        Unexercisable (#)               Exercisable/
                                                                                               Unexercisable
---------------------------------------------------------------------------------------------------------------------
Michael Lazaridis          400,000         $28,567,017          940,000 / 510,000           $56,419,049 / $17,625,112

---------------------------------------------------------------------------------------------------------------------

James L. Balsillie         655,000         $47,699,466          685,000 / 510,000           $39,465,335 / $17,625,112

---------------------------------------------------------------------------------------------------------------------

Larry Conlee                 Nil               Nil              160,000 / 230,000           $7,644,246 / $10,822,402

---------------------------------------------------------------------------------------------------------------------

Donald Morrison            20,000          $1,121,759           100,000 / 170,000            $4,385,475 / $7,260,162

---------------------------------------------------------------------------------------------------------------------

Dennis Kavelman            50,000          $3,199,215           160,000 / 290,000           $6,588,979 / $12,396,990

---------------------------------------------------------------------------------------------------------------------

Notes:
(1) Based on a closing market price of $67.70 (CDN $81.12 converted to US dollars at an exchange rate of $1.1982 for the Common Shares of the Company on March 3, 2006 on the Toronto Stock Exchange (the last trading day in fiscal 2006 of the Company)).
(2) Aggregate value realized is based on the market value of the Common Shares on the exercise date less the exercise price regardless of whether or not such underlying Common Shares are sold in the market. Certain of the options exercised during fiscal 2006 by the Named Executive Officers were exercised immediately prior to the expiry of such options.

4.   Management and Employment Contracts

Mr. Morrison is employed under a written employment contract that was entered into on July 5, 2000. Mr. Morrison's contract provides that termination of his employment with the Company without cause would entitle him to a payment equal to twelve months' base salary, target bonus and benefits at the time of such termination. No other Named Executive Officers have employment contracts with the Company.

5.   Compensation Committee Report on Executive Compensation

The Company aims to provide appropriate compensation for executives that is internally equitable, externally competitive and reflects individual achievements. Compensation should include:

(a) fair and competitive compensation commensurate with an individual's experience and expertise in order to attract and retain highly qualified executives;
(b) recognition and encouragement of leadership, entrepreneurial spirit and team work;
(c) an alignment of the financial interests of the executives with the financial interests of the shareholders of the Company through stock options and, in certain circumstances, bonuses to reward individual performance and contribution to the achievement of corporate objectives; and
(d) a recognition of an individual's contribution to enhancement of shareholder value.

Mr. Balsillie, the Company's Co-Chief Executive Officer, has the responsibility to propose to the Compensation Committee the level of salary and benefits for each of the other executive officers, other than Mr. Lazaridis. These are then reviewed and, if determined appropriate, approved by the Compensation Committee and the Board as a whole.

The Compensation Committee also appreciates the importance of qualitative factors in assessing individual performance of its executive officers such as demonstrated leadership ability and the management and implementation of major projects and initiatives. No specific quantitative targets are set by the Compensation Committee but corporate performance is a factor that is considered when evaluating total compensation.

Components of Executive Compensation

There are three elements to the Company's executive compensation program:

o    base salary;
o    short-term compensation incentives for annual and personal performance;
     and
o long-term compensation incentives (stock option plan) related to long-term increase in share value.

Base Salary

The base salary for each executive is reviewed and established shortly after completion of each fiscal year. Base salaries are based on the executive's personal performance and seniority, contribution to the business of the Company, the size and stage of development of the Company and industry benchmarks. In establishing base salaries, the objective of the Compensation Committee is to establish levels that will enable the Company to attract and retain executives who can effectively contribute to the long-term success of the Company. The Company competes for talent on a global basis and uses compensation paid by global competitors as a benchmark.

Short-Term Compensation Incentives

The Company has in the past awarded discretionary bonuses; however, the Compensation Committee does not place great emphasis on annual bonuses. Bonuses have been awarded to certain executives where such executives have met personal objectives or where the Company has achieved certain objectives.

Long-Term Compensation Incentives

Long-term incentive compensation for executives is provided through grants of stock options pursuant to the Company's Stock Option Plan (as hereinafter defined) and the Company's RSU Plan (as hereinafter defined) and is generally reviewed annually. The number of stock options granted is based on each individual's salary range, responsibility and performance and takes into account the number and terms of stock options that have been previously granted to that individual. During fiscal 2006, 450,000 options were granted to the Named Executive Officers of the Company.

Compensation of Co-Chief Executive Officers

The Compensation Committee evaluates total compensation in the context of each of the Co-Chief Executive Officers' leadership, performance and contributions, bearing in mind the principles of executive compensation set out above. In addition, the Compensation Committee, from time to time, reviews compensation paid to chief executive officers of comparable global technology companies. Currently, neither the short-term profitability of the Company nor the short-term market price of the shares of the Company is considered by the Compensation Committee in setting remuneration. The Compensation Committee is cognizant of each of the Co-Chief Executive Officer's significant shareholdings in the Company and the incentives thereby generated for long-term enhancement of shareholder value.

During fiscal 2006, Mr. Lazaridis and Mr. Balsillie each received annual base salaries of $494,214 and each received a grant of 150,000 stock options.

6.   Role of the Compensation Committee

The Compensation Committee is governed by a written charter and is primarily responsible for annually approving the compensation of the Co-Chief Executive Officers and for reviewing and approving the compensation of the other Named Executive Officers. In addition, the Compensation Committee meets from time to time each year for the purpose of reviewing overall compensation policy for senior officers and competitive compensation data. The Compensation Committee makes specific recommendations to the Board of Directors on salaries of executive officers and bonus and stock option allocations. In consultation with the Board of Directors, the Compensation Committee assesses the performance of the Co-Chief Executive Officers each year using both financial and non-financial measurements. Recommendations of the Compensation Committee are reviewed and discussed by the full Board of Directors before final approval.

7.   Composition of Compensation Committee

The Compensation Committee of the Board of Directors consists of Dr. Douglas Wright and Mr. Kendall Cork, neither of whom has ever been: (1) an officer or employee of the Company or any of its subsidiaries; or (ii) indebted to the Company. In addition, no executive officer of the Company has served on the Board of Directors or the compensation committee of any other entity that has had one or more of the executive officers of such entity serve as a member the Company's Board of Directors or compensation committee. Dr. Wright and Mr. Cork are independent directors within the meaning of the rules of the Nasdaq Stock Market ("Nasdaq").

8.   Compensation of Directors

In fiscal 2006, all non-related directors received an annual retainer of CDN $40,000. All directors of the Company are eligible to participate in the Stock Option Plan established by the Company. Each non-related director received a stock option grant of 5,000 stock options in fiscal 2006. The non-related directors are reimbursed for out-of-pocket expenses for attending all board and committee meetings.

9.   Performance Graph

The following graph compares the percentage change in the cumulative total shareholder return on the Common Shares of the Company with the cumulative total return of the S&P/TSX Total Return Index during the period from February 28, 2001 to March 4, 2006 based on the closing price of the Common Shares on February 28, 2001 and March 3, 2006 (the last trading day in the fiscal year of the Company) assuming CDN$100 was invested and all dividends were reinvested, if any:


[GRAPHIC OMITTED]

Cumulative Total Return on CDN $100 Investment

                February 28,     March 1,     February 28,    February 27,   February 25,      March 3,
                ------------     --------     ------------    -------------  -------------     ---------
                    2001           2002           2003            2004            2005           2006
                    ----           ----           ----            ----            ----           ----
Common Shares     CDN $100      CDN $63.76     CDN $31.76      CDN $223.83    CDN $273.22     CDN $274.98
S&P/TSX  Total    CDN $100      CDN $97.00     CDN $84.05      CDN $114.75    CDN $129.44     CDN $162.16
Return Index


10.  Directors' and Officers' Liability Insurance

The Company maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The total amount of insurance purchased for the directors and officers as a group is $50 million. The annual premium payable by the Company in respect of such insurance is approximately $1.4 million. The directors and officers are not required to pay any premium in respect of this insurance. The policy contains standard industry exclusions and no claims have been made thereunder to date.

       SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out as at March 4, 2006 the number of securities to be issued upon exercise of outstanding options or RSUs, the weighted average exercise price of such outstanding options and the number of securities remaining available for future issuance under equity compensation plans.


----------------------------------------------------------------------------------------------------------------------
           Plan Category             Number of securities to be       Weighted-average        Number of securities
                                       issued upon exercise of       exercise price of       remaining available for
                                       outstanding options or      outstanding options or     future issuance under
                                               rights                      rights           equity compensation plans
----------------------------------------------------------------------------------------------------------------------
Equity compensation plans approved            8,772,509                    $20.64                   5,638,332
by securityholders
----------------------------------------------------------------------------------------------------------------------
Equity compensation plans not                  197,100                     $6.65                       Nil
approved by securityholders (1)
----------------------------------------------------------------------------------------------------------------------
Total                                         8,969,609                    $20.33                   5,638,332
----------------------------------------------------------------------------------------------------------------------

Notes:
(1) The Company issued options to purchase Common Shares in connection with two acquisitions, which were approved by the Toronto Stock Exchange. Such options have substantially the same terms as stock options issued under the Stock Option Plan.

Stock Option Plan

The Company has a stock option plan (the "Stock Option Plan") for the benefit of employees, officers, consultants and directors of the Company. The following is a summary of the Stock Option Plan as currently in effect.

The purpose of the Stock Option Plan is to attract and retain employees and to provide a strong incentive for employees and consultants to put forth maximum effort for the continued success and growth of the Company. As at the date hereof, the aggregate maximum number of Common Shares that may be reserved for issuance under the Stock Option Plan and other stock option plans of the Company is 14,607,941 representing approximately 7.9% of the Company's current issued and outstanding Common Shares (on a non-diluted basis). Options to purchase an aggregate of 8,772,509 Common Shares, representing approximately 4.7% of the Company's current issued and outstanding Common Shares (on a non-diluted basis), are currently outstanding under the Stock Option Plan. This leaves 5,638,332 Common Shares, representing approximately 3.0% of the Company's current issued and outstanding Common Shares (on a non-diluted basis), available for issuance under the Stock Option Plan and the RSU Plan (as defined below). The Company granted 911,000 options to purchase Common Shares representing approximately 0.5% of the Company's current issued and outstanding Common Shares (on a non-diluted basis) during fiscal 2006.

The Stock Option Plan is administered by the Board of Directors and the Compensation Committee. Each of the Board of Directors and the Compensation Committee has full and complete authority to interpret the Stock Option Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Stock Option Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable.

The Stock Option Plan provides for an aggregate maximum reserve of 5% of the Company's issued and outstanding Common Shares for issuance to any one person. The maximum number of Common Shares reserved for issuance to insiders (as defined in the Securities Act (Ontario)) of the Company and their associates cannot exceed 10% of the Company's issued and outstanding Common Shares, and the maximum number of Common Shares which may be issued to insiders of the Company and their associates under the Stock Option Plan within any one year period, when taken together with any other share compensation arrangements, cannot exceed 10% of the Company's issued and outstanding Common Shares for all such insiders and associates in the aggregate and, in the case of any one insider and his or her associates, cannot exceed 5% of the Company's issued and outstanding Common Shares.

Options granted under the Stock Option Plan have an exercise price of not less than the closing price of the Common Shares on the Toronto Stock Exchange ("TSX") or Nasdaq National Market ("Nasdaq") on the business day immediately preceding the date on which the option is granted and are exercisable for a period not to exceed ten years. The term and vesting of stock options is at the discretion of the Board of Directors and Compensation Committee. Options typically vest equally over a five year period as to one-fifth after the first anniversary of the date of grant and as to additional one-fifths after the second, third, fourth and fifth anniversaries of the date of grant, with the Board of Directors or Compensation Committee having the authority to accelerate the vesting of all or any part of the options. Options are not assignable and terminate: (i) 90 days following the termination of an optionee's employment for any reason other than death; and (ii) within a period of six months following the death of an optionee, subject to any extension or acceleration of the right to exercise at the sole discretion of the Board of Directors.

The Board of Directors reserves the right to amend, modify or terminate the Stock Option Plan at any time if and when it is advisable in the absolute discretion of the Board of Directors. However, any amendment of the Stock Option Plan which would: (a) materially increase the benefits under the Stock Option Plan; (b) materially increase the number of Common Shares which may be issued under the Stock Option Plan; or (c) materially modify the requirements as to the eligibility for participation in the Stock Option Plan shall be effective only upon any required approval of the shareholders of the Company. Any amendment to any provision of the Stock Option Plan shall be subject to any necessary approvals by any stock exchange or regulatory body having jurisdiction over the securities of the Company.

Restricted Share Unit Plan

In 2005, the Board of Directors, on the recommendation of outside consultants, established a restricted share unit plan (the "RSU Plan") to provide a more balanced approach to incentive compensation by including mid/long-term incentive compensation. The RSU Plan was also approved unanimously by all non-related directors of the Company and by the shareholders of the Company at the last annual meeting of the Company. The purpose of the RSU Plan is to promote the mid-term and long-term success of the Company by providing the Board of Directors with additional flexibility to recruit, motivate and retain employees through the issuance of restricted share units ("RSUs") to participants based on an assessment of the participant's current and potential ability to contribute to the success of the Company.

The eligible participants under the RSU Plan include any officer or employee of the Company or its subsidiaries (the "Designated Employees").

At any time, the aggregate number of Common Shares issued or which may be issued from treasury of the Company pursuant to grants of RSUs allocated to Designated Employees together with the aggregate number of Common Shares issued or for which options are outstanding under the Stock Option Plan shall not exceed the total number of Common Shares currently reserved for issuance under the Company's Stock Option Plan. The RSU Plan therefore does not provide any dilution beyond which already exists under the Stock Option Plan. There are currently 7,800 RSUs outstanding.

RSUs are "phantom" shares that rise and fall in value based on the value of the Company's Common Shares, and are redeemed for either Common Shares issued from treasury, Common Shares purchased on the open market or the cash equivalent on the vesting dates established by the Board of Directors or committee thereof at the time of grant, in its sole discretion. Such Common Shares issued by the Company from treasury will be issued from the pool of Common Shares currently reserved for issuance pursuant to the Stock Option Plan and such Common Shares so issued under the RSU Plan will reduce the amount available for issuance under the Company's Stock Option Plan.

Under the RSU Plan, the value of each RSU issued pursuant to the RSU Plan will be the closing trading price of the Common Shares on the TSX or Nasdaq on the last trading day immediately preceding the vesting date of the RSU.

The maximum number of Common Shares issuable to insiders (as defined under the Securities Act (Ontario)), at any time, pursuant to the RSU Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issued to insiders, within any one year period, pursuant to the RSU Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding.

An RSU is exercisable into one Common Share or the cash equivalent at the end of a restricted period of time which may be subject to the attainment of certain performance objectives ("Vesting Period"'). The Board of Directors may from time to time amend or revise the terms of the RSU Plan or may discontinue the RSU Plan at any time. Subject to receipt of requisite shareholder and regulatory approval, the Board may make amendments to the RSU Plan to change the maximum number of Common Shares issuable under the RSU Plan, the eligible participants under the RSU Plan and to change the provisions relating to insider restrictions described above. Subject to regulatory approval, all other amendments to the RSU Plan may be made by the Board of Directors without obtaining shareholder approval, such amendments including an amendment to the Vesting Period of an RSU or an amendment to the termination provisions of an RSU.

Upon a Designated Employee ceasing to be an employee of the Company for any reason prior to the end of the Vesting Period, all RSUs held by such Designated Employee shall expire immediately and be forfeited and be of no further force and effect on the date upon which the Designated Employee ceases to be an employee of the Company, unless otherwise determined by the Board of Directors or a committee thereof at or after the time of the grant. Under the terms of the RSU Plan, the Board of Directors has the power to accelerate the time at which an RSU may vest or the time during which an RSU or any part thereof will become fully vested including, without limitation, prior to or in connection with a change of control.

The rights or interests of a Designated Employee under the RSU Plan are not assignable or transferable, other than by will or the laws governing the devolution of property in the event of death, without the consent of the Board of Directors or committee thereof.

                     INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors or officers of the Company had any outstanding indebtedness to the Company or any of its subsidiaries during fiscal 2006 or as at the date hereof.

            INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company at any time since the beginning of the Company's last completed financial year, no proposed nominee for election as a director nor any associate or any affiliate of any such director, officer or nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Management Information Circular. Furthermore, no informed person (as such term is defined under applicable securities laws), proposed nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of the Company's last financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries or affiliates.

                         COMMON SHARE PURCHASE PROGRAM

On October 11, 2005, the Company announced that the Board of Directors had approved a plan to acquire up to 9.5 million Common Shares through the facilities of Nasdaq beginning October 17, 2005. From October 17, 2005 to the date herein, the Company has repurchased for cancellation 6.3 million of its Common Shares pursuant to this common share purchase program. Shareholders may obtain copies of the notices filed in respect of the common share purchase program, at no cost, by contacting the Corporate Secretary of the Company.

                    REPORT ON CORPORATE GOVERNANCE PRACTICES

Over the past year, both management and the Board of Directors have closely monitored and, where appropriate, responded to both Canadian and U.S. regulatory developments aimed at improving corporate governance, increasing corporate accountability and maximizing the transparency of public company disclosure.

During the past year, there have been several changes to the corporate governance disclosure requirements applicable to the Company. Specifically, the Canadian Securities Administrators introduced in final form National Instrument 58-101 - Disclosure of Corporate Governance Practices (the "Corporate Governance Instrument") and National Policy 58-201 - Corporate Governance Guidelines (the "National Policy") both of which came into force on June 30, 2005; replacing the Corporate Governance Guidelines of the TSX. Also, amendments were made to Multilateral Instrument 52-110 - Audit Committees (the "Audit Committee Instrument").

The Company is also subject to the requirements of the U.S. Sarbanes-Oxley Act of 2002 and requirements of the TSX and Nasdaq and comparable requirements under Canadian provincial securities legislation, including those relating to the certification of financial and other information by the Company's Co-Chief Executive Officers and Chief Financial Officer; oversight of the Company's external auditors; enhanced independence criteria for audit committee members; the pre-approval of permissible non-audit services to be performed by the Company's external auditors; and the establishment of procedures for the anonymous submission of employee's complaints regarding the Company's accounting practices (commonly known as whistle-blower procedures.)

Leading up to these changes, the Board of Directors and the Company devoted significant attention and resources to ensuring that the Company's system of corporate governance would meet or exceed applicable legal and stock exchange requirements. Of particular note, over the past year, among other matters discussed below, the Company has:

         (i)      established a written Board mandate;

         (ii) established a written mandate for the chairs of each Committee;

         (iii)    revised its Audit Committee charter;

         (iv)     established a charter for its Compensation Committee;

         (v)      revised its Nomination Committee Charter; and

         (vi)     revised its Corporate Disclosure Policy.

The Company believes that it has a sound governance structure in place for both management and the Board of Directors. These structures and systems are reviewed and assessed on a frequent basis to account for developments in both Canada and the United States relating to corporate governance, accountability and disclosure.

The Company's disclosure pursuant to Corporate Governance National Instrument is set out in Schedule "A".

Board of Directors

The National Policy recommends that boards of directors of reporting issuers be composed of a majority of independent directors. With four of seven directors considered independent, the Board of Directors is composed of a majority of independent directors. The independent directors are Mr. Kendall Cork, Mr. James Estill, Mr. John Richardson and Dr. Douglas Wright. Three directors have material relations with the Company and are therefore not independent. Each of Mr. Michael Lazaridis, President and Co-Chief Executive Officer, Mr. James L. Balsillie, Co-Chief Executive Officer and Mr. Douglas Fregin, Vice President, Operations is considered to have a material relation with the Company by virtue of his executive officer position with the Company. The Board has determined that Messrs. Cork, Estill, Richardson and Dr. Wright are each independent directors within the meaning of the rules of Nasdaq.

Directorships with Other Issuers

Currently, the following directors serve on the boards of other public companies, as listed below:


-----------------------------------------------------------------------------------------
 Name                      Name of Reporting Issuer            Exchange          From

-----------------------------------------------------------------------------------------

James L. Balsillie        The Descartes Systems Group Inc.        TSX            1996

-----------------------------------------------------------------------------------------

John Richardson             Intertape Polymer Group Inc.        TSX/NYSE         2005
                         Armtec Infrastructure Income Fund        TSX            2004
                        Resolve Business Outsourcing Incom        TSX            2006
                                        Fund

-----------------------------------------------------------------------------------------

Kendall Cork                United Corporations Limited           TSX            1988

-----------------------------------------------------------------------------------------

Dr. Douglas Wright           Com Dev International Ltd.           TSX            1987
                                  RDM Corporation                 TSX            2004

-----------------------------------------------------------------------------------------

James Estill               Hammond Manufacturing Company
                                      Limited                     TSX            2001

-----------------------------------------------------------------------------------------



Board and Committee Attendance of Directors

With respect to fiscal 2006, the Board of Directors formally met 11 times, the Audit Committee formally met 11 times, the Compensation Committee formally met two times and the Nomination Committee formally met two times. Attendance records of the members of the Board of Directors and committee members with respect to fiscal 2006 were as follows:

------------------------------------------------------------------------------------------------

Name                Board Meetings Attended/Scheduled     Committee Meetings Attended/Scheduled

------------------------------------------------------------------------------------------------
Michael Lazaridis              11/11 (100%)                              N/A
------------------------------------------------------------------------------------------------
James L. Balsillie             11/11 (100%)                              N/A
------------------------------------------------------------------------------------------------
Douglas E. Fregin              11/11 (100%)                              N/A

------------------------------------------------------------------------------------------------
Kendall Cork                   11/11 (100%)                    Audit (11 out of 11 (100%))
                                                            Compensation (2 out of 2 (100%))
                                                             Nomination (2 out of 2 (100%))

------------------------------------------------------------------------------------------------
James Estill                   10/11 (91%)                     Audit (10 out of 11 (91%))
                                                           Nomination (2 out of 2 (100%))

------------------------------------------------------------------------------------------------
John E. Richardson             11/11 (100%)                    Audit (11 out of 11 (100%))
                                                           Nomination (2 out of 2 (100%))

------------------------------------------------------------------------------------------------
Dr. Douglas Wright             11/11 (100%)                    Audit (11 out of 11 (100%))
                                                            Compensation (2 out of 2 (100%))
                                                           Nomination (2 out of 2 (100%))

------------------------------------------------------------------------------------------------

Mandate of the Board of Directors

The Company's Board of Directors is ultimately responsible for supervising the management of the business and affairs of the Company and, in doing so, is required to act in the best interests of the Company. The Board of Directors discharges, in part, its responsibility directly and through the Audit Committee, Compensation Committee and the Nomination Committee. The Board of Directors operates pursuant to a written mandate. The Board of Directors meets regularly to review the business operations and financial results of the Company. Meetings of the Board of Directors include regular meetings with management to review and discuss specific aspects of the operations of the Company, and the independent directors of the Company meet regularly without management or management directors present.

Specific responsibilities of the Board of Directors include:

o    reviewing and approving the Company's strategic and operating initiatives;
o reviewing and approving significant operational and financial matters and providing direction to management on these matters;
o reviewing and identifying the principal risks of the Company's business and ensuring implementation of appropriate systems to manage these risks;
o reviewing and approving corporate objectives and goals applicable to senior management of the Company and assessing and monitoring the performance of senior management; and
o involvement in the hiring and replacement of the senior management of the Company and succession planning for senior management personnel.

                                BOARD COMMITTEES

The Audit Committee met 11 times during the year to review the interim and annual financial statements, notes and Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") and to make other recommendations to the Board of Directors. The Audit Committee has full and unrestricted access to the Company's internal finance department to review issues as appropriate and meets directly with the external auditors of the Company on a regular basis. The Audit Committee also makes recommendations as to the implementation and operation of internal controls and financial reporting systems. Its responsibilities are set out in a written charter approved by the Board of Directors. Other information related to the composition of the Company's audit committee is found under the heading "Audit Committee" in the Company's 2006 Annual Information Form, which can be accessed at www.sedar.com.

The Compensation Committee is involved with compensation issues regarding directors and senior management of the Company, including establishing and approving the remuneration of the Named Executive Officers, reviewing and making recommendations concerning the operation of the Company's Stock Option Plan and RSU Plan and reporting to shareholders concerning executive compensation.

The Nomination Committee is involved in the selection and appointment of qualified, effective directors and for the review of individual directors.

For all of fiscal 2006, each of the Audit Committee, the Compensation Committee and the Nomination Committee were composed of independent directors. The Company does not have an Executive Committee.

                         REPORT OF THE AUDIT COMMITTEE

The Audit Committee is mandated to oversee all audit and quarterly review engagements, the preparation of financial statements, the review of press releases for financial results, and the review of other regulatory documents as required. In addition, the Audit Committee is responsible for the oversight of the Company's accounting and financial reporting processes, the appointment and oversight of the Company's independent auditors, the preapproval of all audit services and permissible non-audit services and the establishment of procedures for the receipt and treatment of complaints regarding accounting, internal control or auditing matters.

The Audit Committee, which consists entirely of independent directors, meets periodically with management and the independent auditors to ensure that each is discharging its respective responsibilities, to review the Company's interim and annual consolidated financial statements, notes and MD&A of the Company. In addition, the Audit Committee reviews the independent auditor's report and discusses significant financial reporting issues, critical accounting policies and significant estimates and other auditing matters. The independent auditors have full and unrestricted access to the Audit Committee to discuss audit findings, financial reporting and other related matters. The Audit Committee reports its findings and recommendations to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The Audit Committee has discussed issues concerning independence of the auditors with the Company's auditors and has received written confirmation of such independence.

Based on the review and discussions above, the Audit Committee has recommended to the Board of Directors to include the audited consolidated financial statements, notes and MD&A in the annual report to the shareholders.

The members of the Audit Committee have approved the contents of this report and its inclusion in this Management Information Circular.

Report Presented by:

                      Douglas Wright (Chairman of Audit Committee)
                      Kendall Cork
                      James Estill
                      John Richardson

                             ADDITIONAL INFORMATION

Copies of the following documents are available upon written request to the Corporate Secretary of the Company at 295 Phillip Street, Waterloo, Ontario, N2L 3W8:

         (i) the 2006 Annual Report to Shareholders containing the audited consolidated financial statements for the year ended March 4, 2006 together with the accompanying Auditor's Report;

         (ii) the interim unaudited consolidated financial statements for periods subsequent to March 4, 2006;

         (iii)    the MD&A;

         (iv)     this Management Information Circular; and

         (v)      the 2006 Annual Information Form.

Additional information relating to the Company can be found on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com and the website of the Securities and Exchange Commission at www.sec.gov. Financial information of the Company is provided in the Company's comparative financial statements and MD&A for the Company's most recently completed financial year.


                                    GENERAL

All matters referred to herein for approval by the shareholders require a simple majority of the shareholders voting at the Meeting, whether in person or by proxy. Except where otherwise indicated, information contained herein is given as of the date hereof.

The undersigned hereby certifies that the contents, together with the distribution of this Management Information Circular, have been approved by the Board of Directors of the Company.

DATED at Waterloo, Ontario, the 2nd day of June, 2006.

                                    BY ORDER OF THE BOARD OF DIRECTORS


                                   (signed) Dennis Kavelman, Corporate Secretary

                                  SCHEDULE "A"

                         CORPORATE GOVERNANCE PRACTICES


                 Governance Disclosure Requirement
                  Under the Corporate Governance
                       National Instrument                                      Comments

1.(a)      Disclose the identity of directors who are               Four Board members qualify as independent directors
           independent.                                             under the Audit Committee Instrument and Corporate
                                                                    Governance  Instrument: Kendall Cork, James Estill,
                                                                    John Richardson and Dr. Douglas Wright.

(b)        Disclose the identity of directors who are not           Three Board members do not qualify as independent
           independent, and describe the basis for that             directors under the Audit Committee Instrument and
           determination.                                           Corporate Governance Instrument: Michael Lazaridis,
                                                                    James Balsillie and Douglas Fregin do not qualify as
                                                                    independent directors because they are officers of the
                                                                    Company.

(c)        Disclose whether or not a majority of the                A majority of the directors are independent.
           directors are independent. If a majority
           of directors are not independent, describe what
           the board of directors (the board) does to
           facilitate its exercise of independent
           judgement in carrying out its responsibilities.

(d)        If a director is presently a director of any             All directorships with other public entities for each
           other issuer that is a reporting issuer (or the          of the Board members are set forth under "Report on
           equivalent) in a jurisdiction or a foreign               Corporate Governance Practices - Directorships with
           jurisdiction, identify both the director and             Other Issuers".
           the other issuer.

(e)        Disclose whether or not the independent                  The independent directors, as members of the Audit
           directors hold regularly scheduled meetings at           Committee and the Nomination Committee, meet regularly
           which non-independent directors and members of           in the absence of non-independent directors and
           management are not in attendance. If the                 members of management. The number of meetings of the
           independent directors hold such meetings,                independent directors in the absence of non-independent
           disclose the number of meetings held since the           directors and  members of management since the
           beginning of the issuer's most recently                  beginning of the Company's  most recently completed
           completed financial year. If the independent             financial year is set forth under "Committee
           directors do not hold such meetings, describe            Meetings Attended/Scheduled" in the table under
           what the board does to facilitate open and               "Report on Corporate Governance Practices - Board and
           candid discussion among its independent                  Committee Attendance of Directors".
           directors.



                 Governance Disclosure Requirement
                  Under the Corporate Governance
                       National Instrument                                      Comments


(f)        Disclose whether or not the chair of the board           The Company does not currently have a chairman
           is an independent director. If the board has a           separate from management as one of the Co-Chief
           chair or lead director who is an  independent            Executive Officers, Mr. Balsillie, is also the Chair
           director, disclose the identity of the of                the Board. In the view of the Board, the fact that
           independent chair or lead director, and                  Mr. Balsillie occupies both offices does not impair
           describe his or her role and responsibilities.           the ability of the Board to act independently of
           If the board has neither a chair that is                 management; however, the Board is of the opinion that
           independent nor a lead director that is                  a close working relationship with the executive team
           independent, describe what the board does to             is currently in the best interests of the Company. The
           provide leadership for its independent                   unrelated members of the Board do meet regularly in
           directors.                                               absence of management. In addition, directors can add
                                                                    items to Board agendas which are distributed in
                                                                    advance of meetings and all directors are provided
                                                                    with information by management, as required. The Chair
                                                                    of the Audit Committee and the Chair of the Nomination
                                                                    Committee regularly communicate with various senior
                                                                    officers of the Company and the other independent
                                                                    Board members.

(g)        Disclose the attendance record of each director          The attendance record of each director for all Board
           for all board meetings held since the beginning          and committee meetings held since the beginning of the
           of the issuer's most recently completed                  Company's most recently completed financial year is
           financial year.                                          set forth in the table under "Report on Corporate
                                                                    Governance Practices - Board and Committee Attendance
                                                                    of Directors".

2.         Disclose the text of the board's written                 The written mandate of the Board is attached to this
           mandate. If the board does not have a written            Circular as Appendix "A". A description of the
           mandate, describe how the board delineates its           Board's mandate is also set forth under "Report on
           role and responsibilities.                               Corporate Governance Practices - Mandate of the Board
                                                                    of Directors".

3.(a)      Disclose  whether or not the board has developed         The Board has developed  written mandates for the chair
           written position  descriptions for the chair and         and the chair of each board committee.
           the chair of each board committee.  If the board
           has not developed written position  descriptions
           for the chair and/or the chair of each board
           committee, briefly describe how the board
           delineates the role and responsibilities of
           each such position.

(b)        Disclose whether or not the board and CEO                The Board and the CEOs have not developed a written
           have developed a written position                        position description for Co-CEOs, Mr. Lazaridis and Mr.
           description for the CEO. If the board and                Balsillie. Objectives for the Co-CEOs are established
           CEO have not developed such a position                   through the process of considering and approving the
           description, briefly describe how the board              Company's strategic objectives as well as through
           delineates the role and responsibilities of              regular discussions of the Board at board meetings.
           the CEO.



                 Governance Disclosure Requirement
                  Under the Corporate Governance
                       National Instrument                                      Comments


4.(a)      Briefly describe what measures the board takes           The Board and specifically the Nomination Committee
           to orient new members regarding (i) the role of          ensures that every new director possesses the
           the board, its committees and its directors;             capacities, expertise, availability and knowledge and
           (ii) the nature and operation of the issuer's            required to fill this position adequately. Reports
           business.                                                relating to the Company's business and affairs are
                                                                    provided to new directors. In addition, new Board
                                                                    members meet with senior management of the Company to
                                                                    review the business, technology and affairs of the
                                                                    Company. Currently, the Nomination Committee is
                                                                    responsible for the orientation and education of new
                                                                    directors.

(b)        Briefly describe what measures, if any, the              The Nomination Committee's charter formally sets out
           board takes to provide continuing education for          the roles of the Committee, one of which is to ensure
           its directors. If the board does not provide             all Board members have the required skills and
           continuing education, describe how the board             educational requirements to fulfill their duties as
           ensures that its directors maintain the skill            directors.
           and knowledge necessary to meet their
           obligations as directors.

5. (a)     Disclose whether or not the board has adopted a          The Company has adopted a code of ethics (the "Code").
           written code for the directors, officers and
           employees of the issuer. If the board has
           adopted a written code:

           (i) disclose how a person or company may                 The Code is available on SEDAR at www.sedar.com and
           obtain a copy of the code;                               on the Company's website at http://www.rim.com/, or
                                                                    upon request to the Corporate Secretary of the Company
                                                                    at its executive office, 295 Phillip Street, Waterloo,
                                                                    Ontario, N2L 3W8.

           (ii) describe how the board monitors                     The Board, through the Audit Committee, receives
           compliance with its code, or if the board does           reports on compliance with the Code.
           not monitor compliance, explain whether and
           how the board satisfies itself regarding compliance
           with its code; and

           (iii) provide a cross-reference to any                   The Board has not granted any waiver of the Code in
           material change report filed since the                   favour of any directors, officers or employees since
           beginning of the issuer's most recently                  the Code was adopted by the Board. Accordingly, no
           completed financial year that pertains to any            material change report has been required or filed.
           conduct of a director or executive officer
           that constitutes a departure from the code.

(b)        Describe any steps the board takes to ensure             Board members are asked to abstain from discussions
           directors exercise independent judgement in              and approvals if a transaction is contemplated where a
           considering transactions and agreements in               Board member has a material interest.
           respect of which a director or executive officer
           has a material interest.



                 Governance Disclosure Requirement
                  Under the Corporate Governance
                       National Instrument                                      Comments


(c)        Describe any other steps the board takes to              The Board of Directors has approved a number of
           encourage and promote a culture of ethical               policies and procedures to provide guidance to
           business conduct.                                        employees concerning business choices, decisions and
                                                                    behaviours. The Company has created a document which
                                                                    references all policies and guidelines that employees
                                                                    are expected to comply with and is called the Business
                                                                    Standards and Principles.

                                                                    The Business Standards and Principles includes a number
                                                                    of policies and guidelines, a selection of which
                                                                    includes the following policies:

                                                                       o    Code of Ethics;

                                                                       o    Handling Financial Complaints Guidelines;

                                                                       o    Employee/Consultant Confidentiality and
                                                                            Intellectual Property Agreement; and

                                                                       o    Insider Trading Policy.

                                                                    Employees are asked to acknowledge, accept, and comply
                                                                    with the Business Standards and Principles on an annual
                                                                    basis.

6. (a)     Describe the process by which the board                  The Nomination Committee is governed by a formal
           identifies new candidates for board                      charter and has the responsibility for nominating new
           nomination.                                              directors and is guided by the following general
                                                                    principles in deciding upon such appointments:

                                                                    - the specific skill set required on the Board at a
                                                                      given time taking into account the skill sets of the
                                                                      remaining Board members;
                                                                    - the academic and employment-related qualifications of
                                                                      the individual;
                                                                    - relevant industry experience; and
                                                                    - alignment with the philosophies of the Company,
                                                                      including a commitment to promote the implementation
                                                                      of the policies adopted by the Company.

(b)        Disclose whether or not the board has a                  The Nomination Committee is composed entirely of
           nominating committee composed entirely of                independent directors, being Messrs. Kendall Cork,
           independent directors. If the board does not             James Estill, John Richardson and Dr. Douglas Wright.
           have a nominating committee composed entirely
           of independent directors, describe what steps
           the board takes to encourage an objective
           nomination process.



                 Governance Disclosure Requirement
                  Under the Corporate Governance
                       National Instrument                                      Comments



(c)        If the board has a nominating committee,                 The responsibilities of the Nomination Committee
           describe the responsibilities, powers and                include: (i) the selection and appointment of
           operation of the nominating committee.                   qualified, effective directors and (ii) the
                                                                    review of individual directors' qualifications.

7.(a)      Describe the process by which the board                  Only independent directors are compensated for acting
           determines the compensation for the issuer's             as a director of the Company. The Board has determined
           directors and officers.                                  that the compensation paid to independent directors is
                                                                    adequate in light of their risks and responsibilities
                                                                    and reviews such compensation on an annual basis.

                                                                    The process used by the Board to determine the
                                                                    compensation of the Company's officers is set forth
                                                                    under "Executive Compensation - Compensation Committee
                                                                    Report on Executive Compensation - Components of
                                                                    Executive Compensation". The Nomination Committee is
                                                                    responsible for the compensation of the Company's
                                                                    directors.

(b)        Disclose whether or not the board has a                  The Compensation Committee is composed entirely of
           compensation committee composed entirely of              independent directors, being Mr. Kendall Cork and Dr.
           independent directors. If the board does not             Douglas Wright.
           have a compensation committee composed entirely
           of independent directors, describe what steps
           the board takes to ensure an objective process
           for determining such compensation.

(c)        If the board has a compensation committee,               The responsibilities of the Compensation Committee are
           describe the responsibilities, powers and                set forth under "Executive Compensation - Role of
           operation of the compensation committee.                 Compensation Committee".

(d)        If a compensation consultant or advisor has, at          During fiscal 2006, the Company retained Towers Perrin
           any time since the beginning of the issuer's             to assist the Company in the establishment of the
           most recently completed financial year, been             Company's RSU Plan.
           retained to assist in determining compensation
           for any of the issuer's directors and officers,
           disclose the identity of the consultant or
           advisor and briefly summarize the mandate for
           which they have been retained. If the consultant
           or advisor has been retained to perform any other
           work for the issuer, state that fact and briefly
           describe the nature of the work.

8.         If the board has standing committees other than          The Company has no standing committees other than the
           the audit, compensation and nominating                   audit, compensation and nomination committees.
           committees, identify the committees and describe
           their function.



                 Governance Disclosure Requirement
                  Under the Corporate Governance
                       National Instrument                                      Comments



9.         Disclose whether or not the board, its                   The Nomination Committee monitors the effectiveness of
           committees and individual directors are                  the relationship between management and the Board, the
           regularly assessed with respect to their                 effectiveness of the operation of the Board, Board
           effectiveness and contribution. If                       committees and individual directors and recommends
           assessments are regularly conducted,                     improvements to each of the above. The Company is
           describe the process used for the                        currently considering formalizing this process by way of
           assessments. If assessments are not                      written assessment by individual board members as to the
           regularly conducted, describe how the board              operation and effectiveness of the Board.
           satisfies itself that the board, its
           committees and its individual directors are
           performing effectively.


                                 APPENDIX "A"

MANDATE OF THE BOARD OF DIRECTORS OF RESEARCH IN MOTION LIMITED

The Board of Directors (the "Board") of Research In Motion Limited (the "Corporation") supervises the management of the Corporation's business and affairs. The Board makes major policy decisions, delegates to management the authority and responsibility for the day-to-day affairs of the Corporation and reviews management's performance and effectiveness on an ongoing basis.

From time to time, the Board may delegate certain duties and responsibilities to committees comprised of its member directors ("Directors") who are deemed "independent" pursuant to the securities laws and stock exchange requirements applicable to the Corporation. The Board has formed an Audit Committee, Compensation Committee and Nomination Committee to perform certain delegated duties and responsibilities. However, such delegation does not relieve the Board of its overall responsibilities.

The Nomination Committee monitors the effectiveness of the relationship between management of the Corporation and the Board, as well as the effectiveness of the operation of the Board, Board committees and Directors. Directors are expected to attend, to the best of their ability, all Board and committee meetings, review materials in advance of those meetings and take an active part in Board discussions.

Directors may engage the services of independent advisors in accordance with the charters of the Board's committees.


RESPONSIBILITIES

In its supervision and management of the Corporation's business and affairs, the Board has the following responsibilities:

         1) ensuring that a culture of integrity is created throughout the organization;

         2) participating in the Corporation's strategic planning process;

         3)       assessing the principal business risks of the Corporation;

         4) reviewing of the Corporation's organizational structure and succession planning;

         5) monitoring the Co-Chief Executives' performance (including their monitoring of other senior management), approving their compensation and reviewing the Corporation's overall compensation policy for senior executives;

         6) adopting and monitoring a disclosure policy for the Corporation;

         7) monitoring the integrity of internal control and management information systems; and

         8) developing the Corporation's approach to corporate governance.


METHOD OF OPERATION

         1) Meetings of the Board are held at least quarterly and as required.

         2) The Board chair develops the agenda for each meeting of the Board. The agenda and the appropriate material are provided to directors of the Corporation on a timely basis prior to any meeting of the Board.

         3) Independent Directors meet periodically without management and other non-independent Directors present.

         4) This Mandate of the Board will be reviewed annually and updated as the Board deems appropriate.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           RESEARCH IN MOTION LIMITED
                                 -----------------------------------------------
                                                   (Registrant)

Date:   June 19, 2006            By:  /S/ BRIAN BIDULKA
        ----------------             -------------------------------------------
                                     Name:  Brian Bidulka
                                     Title: Vice President, Corporate Controller



================================================================================